Exhibit 1

Transaction in the Shares of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Shares Purchased	Price per Share ($)	Date of Purchase

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Purchase of Common Stock	143,558	53.6368	04/14/2025
Purchase of Common Stock	12,030	52.9338	04/15/2025
Purchase of Common Stock	78,549	52.8051	04/16/2025